

July 30, 2010

Sujal Patel
Chief Executive Officer
Isilon Systems, Inc.
3101 Western Ave
Seattle, WA 98121

> **Re: Isilon Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 5, 2010**
> **File No. 001-33196**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Customers, page 11

1.   We note from your Q1 2010 earnings call that the federal government was just under 10% of revenue. Please tell us what consideration you gave to providing the description required by Item 101(c)(1)(ix) of Regulation S-K.

Risk Factors

"We currently rely on two contract manufacturers …," page 24

2.   Please tell us why you have not filed your master agreement with Jabil Circuit, Inc. In addition, to the extent that you have a master agreement with Solectron Corporation (subsequently acquired by Flextronics International Ltd.), please tell us why you have not filed that agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.   Please consider expanding your overview section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Isilon's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing Isilon and how management is dealing with these issues. We note your discussion during your most recent earnings call regarding international expansion and your planned increased expenditures on research and development. Please also consider enhancing your overview section to address any material trends, such as pricing pressure. Refer to Release No. 33-8350.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

4.   You state that in connection with the preparation of the Annual Report on Form 10-K your management carried out an evaluation under the supervision and with the participation of your CEO and CFO as of December 31, 2008. It appears you intended to state you carried out an evaluation with the participation of your CEO and CFO as of December 31, 2009. Please advise.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010, page 30

5.   We note that total cash compensation was targeted between the 50th and 75th percentiles. Please tell us what consideration you gave to disclosing where actual payments fell within targeted parameters.

Performance-Based Incentive Compensation, page 32

6.   We note that you have not disclosed your annual revenue and annual non-GAAP operating income goals for incentive compensation. These targets appear to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K. Please provide us with your analysis of the competitive harm which would result from disclosure of these targets.

7.   With regard to your non-GAAP operating income goals, future filings should provide disclosure as to how the numbers are calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Employment, Severance and Change in Control Arrangements, page 36

8.   Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Executive Compensation Tables, page 38

General

9.   Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3456.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney